NT 10-K 1 a04-15414_1nt10k.htm NT 10-K
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                   FORM 12b-25
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                   NOTIFICATION OF LATE FILING SEC FILE NUMBER
                                    000-26235
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                                  CUSIP NUMBER
                                  [096083 10 0]
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(Check one): |X| Form 10-K |_| Form 20-F |_| Form 11-K |_| Form 10-Q |_| Form
N-SAR |_| Form N-CSR

  For Period      September 30, 2005
  Ended:          ______________________________________________________________


     |_|  Transition Report on Form 10-K
     |_|  Transition Report on Form 20-F
     |_|  Transition Report on Form 11-K
     |_|  Transition Report on Form 10-Q
     |_|  Transition  Report on Form  N-SAR

     For the  Transition  Period  Ended:________________________________________




  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Not Applicable

PART I -- REGISTRANT INFORMATION

Blue Wireless & Data, Inc.
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Full Name of Registrant

Reva, Inc.
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Former Name if Applicable

3001 Knox Street, Suite 401.
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Address of Principal Executive Office (Street and Number)

Dallas, Texas 75205
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City, State and Zip Code


PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


         |(a)       The reason  described  in  reasonable  detail in Part III of
 |X|     |          this  form  could  not be  eliminated  without  unreasonable
         |          effort or expense
         |(b)       The subject annual report,  semi-annual  report,  transition
         |          report on Form  10-K,  Form 20-F,  Form 11-K,  Form N-SAR or
         |          Form N-CSR, or portion  thereof,  will be filed on or before
 |X|     |          the  fifteenth  calendar day following  the  prescribed  due
         |          date; or the subject  quarterly report or transition  report
         |          on Form 10-Q, or portion thereof, will be filed on or before
         |          the fifth  calendar day following the  prescribed  due date;
 |_|     |          and
         |(c)       The accountant's statement or other exhibit required by Rule
         |          12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The registrant has incurred changes in management over the course of the past year, including a new Chief Executive Officer as of September 21, 2005. Management has spent the last three months doing extensive research into the Company's accounts receivable and financial liabilities. Due to these circumstances the registrant has determined that the time, effort and expense to complete review by management and subsequent review by the registrants independent auditor could not be completed without unreasonable effort or expense on the part of the registrant in order to timely file the registrants Form 10-KSB. The registrant intends to file its 10-KSB within the prescribed period allowed by the rules relating to Form 12b-25.

(Attach extra Sheets if Needed)

SEC1344 (07-03)  Persons who are to respond to  the  collection  of  information
                 contained in this form are not required to respond   unless the
                 form displays a currently valid OMB control number.

________________________________________________________________________________

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

            Kit Chambers             214                   389-2157
     ----------------------------------------------- ---------------------
               (Name)            (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                 |X| Yes |_| No



(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 |X| Yes |_| No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


     The results of operations for the period ended September 30, 2005 will be significantly different than the results of operations reported on Form 10-KSB for the corresponding period in 2004 due to the completion of several acquisitions. These acquisitions are anticipated to increase assets by approximately $1.0 million primarily due to increased intangible assets and property and equipment. Liabilities are anticipated to increase approximately $1.5 million due to notes related to these acquisitions. The registrant's net loss is anticipated to increase approximately $2.5 million when compared to the corresponding period due primarily to increased professional services fees, equipment rental costs, and increased interest expense. [GRAPHIC OMITTED]


                 Blue Wireless & Data Inc. (formerly Reva, Inc.)
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   December 27, 2005.                         By  /s/ Scott Sewell
       ------------------                         ------------------------------
                                                  Scott Sewell
                                                  Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
-----------------------------------          -----------------------------------
   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).
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

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).

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